SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FULL YEAR PROFIT JUMPS 66% TO €867M
Lower Fares & "Always Getting Better" Services Delivers Record Results

Ryanair, Europe's No.1 low fares airline today (May 26) announced a full year net profit of €867m, ahead of previous guidance.

Full Year (IFRS)	Mar 31, 2014	Mar 31, 2015	% Change
Customers	81.7m	90.6m	+11%
Revenue	€5,037m	€5,654m	+12%
Profit after Tax	€523m	€867m	+66%
Basic EPS(€ cent)	36.96	62.59	+69%

Ryanair's CEO, Michael O'Leary, said:

"We are pleased to celebrate Ryanair's 30th Birthday by reporting this 66% increase in net profit which demonstrates the enduring strength of Ryanair's lowest fare/lowest cost model which has been transformed by the success of our "Always Getting Better" (AGB) customer experience programme.  AGB has attracted millions of new customers to Ryanair.

Highlights of the past year include;

- Traffic up 11% to 90.6m as load factors rose from 83% to 88%
- Unit costs ex fuel were flat (including fuel they fell 5%)
- Net profits rose 66% as net margin jumped from 10% to 15%
- Earlier loading of schedules led to materially stronger forward bookings
- AGB Year 1 programme delivered, Year 2 improvements rolled out
- Ryanair Labs is transforming our digital and mobile platforms
- Lead customer order for 200 x B737 Max 200 aircraft
- 2nd Eurobond issue (€850m @ 1.125% coupon) lowers our finance costs.

Business Development:
Over the past year we have relentlessly improved our lowest fare/lowest cost model.   We have expanded into primary airports, added business schedules and extended long term low cost growth deals at major bases including London (STN) and Dublin where the Irish Govt has rebooted tourism by abolishing the travel tax.

Our AGB programme is transforming our customer experience, our service, and the way we listen and respond to our customers. We have won substantial traffic and share gains in all markets.  We are now the No.1 or No.2 airline in most EU countries except France and Germany (where we are a rapidly growing No.3).  Since our Year 1 AGB programme has been so successful we have launched our Year 2 programme as part of our strategy to make Ryanair Europe's most customer friendly, as well as its lowest fare, airline.

This combination of lowest fares and improving customer experience has led to higher load factors and double digit traffic growth.  To facilitate this growth we have ordered 183 B737-800's for delivery from 2014-2018, and 200 B737 Max 200's from 2019-2023 (including 100 option aircraft).  These aircraft will deliver at lower US$ rates and much lower Eurobond finance rates which (with 8 extra seats and 18% more efficient engines) will transform our aircraft costs and enable us to lower fares, which underpins our traffic and market share growth, while maintaining and/or growing margins.

Operations:
Our summer 2015 fleet of 320 aircraft is insufficient to handle the demand for Ryanair's low fares.  We will lease-in 6 aircraft in the peak period (7 in 2014) to help meet this surging demand. We expect over half of our growth to occur at primary airports such as Brussels, Lisbon, Rome, Athens, Copenhagen, Berlin, Cologne, Dublin and London (STN).  Much of this growth is being stimulated by our Business Plus and Family Extra services which have been key features of our AGB programme and our successful entry/growth at these primary airports.

We continue to deliver industry leading punctuality despite the occasional and repeated damage inflicted on our operations by unjustified ATC strikes and airspace closures or by adverse weather in different European regions during the winter schedule as follows:-

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Ave
FY14	93%	94%	92%	92%	94%	92%	91%	93%	85%	92%	90%	92%	92%
FY15	91%	89%	87%	86%	90%	90%	92%	91%	84%	85%	91%	92%	90%

Last year we set out a strategy to drive stronger forward bookings, encourage customers to book earlier to avail of lower prices and deliver higher load factors. These higher load factors have helped to reduce unit costs and boosted ancillary sales.  I am pleased that forward bookings, as we enter the S15 peak (June to Sept), are on average 4% ahead of last year, and we expect this will lead to a 2% points rise in load factors from 88% to 90% in FY16 especially as customers enjoy our AGB service improvements.

Revenue and Costs:
We celebrate the 30th anniversary of Ryanair first bringing low fares to Europe (8th July 1985) by growing our traffic 11% to 90.6m customers.  This generated revenue growth of 12% which was a pleasing result given we had no new aircraft deliveries in summer 2014. Ancillary revenues grew at a slightly faster rate than traffic so total revenue rose 12% to over €5.6bn.

Unit costs which benefited from lower unhedged fuel prices (10% of volume) fell by 5%. Excluding fuel our unit costs were flat, which was an impressive performance in a year where we made a substantial move to more expensive primary airports without compromising our 25 minute turnarounds.  The fact that we maintained flat unit costs (ex-fuel) while many competitors saw their unit costs rise means that our cost leadership over competitors has widened during the last year.  This bodes well for our growth, especially as we move into airports and routes where our competitors are charging markedly higher fares.  This price advantage has helped Ryanair win substantial market share from competitor airlines in Dublin and London (STN), in particular.

Hedging:
Over the last year we have taken advantage of currency and fuel price weakness where possible, to establish a very favourable hedge position as follows:

- oil is 90% hedged for FY16 at $92 pbl
- oil is 36% hedged for FY17 at $69 pbl
- US$ OpEx is 90% hedged for FY16 & FY17 at $1.33 & $1.19 respectively
- US$ CapEx is 100% hedged for FY16, FY17 & FY18 at $1.37, $1.34 & $1.23 respectively

This favourable US$ hedging will deliver significant aircraft, maintenance and fuel savings over the next 2 years, even before we engage in further oil hedging during periods of price weakness.

Balance Sheet and Shareholder Returns:
Our rising profits are generating significant free cash flows, which has enabled us to deliver substantial returns to shareholders.  In Feb. 2015 we paid our 3rd special dividend of €520m (€0.37 per share) and then launched our 6th share buyback under which we hope to buy and retire €400m of ordinary shares by the end of August.  This will bring the cash returned to shareholders over the past 8 years to almost €3billion.

Despite these pay-outs we still finished the year with €364m in net cash and a balance sheet rated BBB+ by both S&P and Fitch Ratings, the highest rating of any airline worldwide.  We expect our Eurobond programme, (under which we have raised €1.7bn unsecured at blended rates of 1.50% p.a.) will lower our financing costs, boost profitability and continue to strengthen our balance sheet.

Regulation:
Europe's airline industry continues to be blighted by over-regulation which frequently places producer monopoly protection above the interest of consumers, or growth in tourism and jobs. Examples such as Europe's discredited ETS system, the shambles of our single sky project and the failure to prohibit ATC strikes (either by "no strike" legislation, or binding arbitration) allows the ATC Unions to regularly and repeatedly close Europe's skies.

The UK CMA's 2013 divestment ruling under which this UK regulator orders one Irish airline to reduce its minority stake in another, solely on the basis of "secret" evidence that no other airline would bid for Aer Lingus while Ryanair held a minority 29.8% shareholding, has now been hopelessly disproven by IAG's offer.  We have written to the CMA calling on them to reverse this ruling but have been amazed that they (in their provisional decision) have claimed that the IAG bid for Aer Lingus (which they predicted would not happen) is not a "change of circumstances".  We believe the CMA will be totally discredited if they do not reverse this manifestly erroneous ruling.

In the meantime our approach to the IAG offer remains unchanged.  The Board of Ryanair will consider any offer (should we receive one) from IAG on its merits, if or when it is received.

Ryanair strongly supports the development of additional runway capacity in the London market. We believe that the market should be free to develop 3 new runways, one each at Heathrow, Gatwick and Stansted which is the only long term solution to the capacity crisis in the South East, and which will encourage all 3 airports to deliver additional capacity quickly and cost efficiently.

Outlook:
Thanks to our lowest fares, our growth into primary airports and the remarkable impact of our Year 1 AGB programme, we continue to experience strong demand and forward booking momentum.  Average load factors in the first 4 months of 2015 grew by 10%. While this will slow to 1% or 2% over the peak summer months (due to high p/y comparables) forward bookings are on average 4% ahead of this time last year, as our earlier schedules, lower prices and AGB customer programme, particularly at primary airports attracts millions of new customers to Ryanair.

While our traffic growth this year will be strong, (up 10%), it would be foolish not to expect some irrational pricing response from competitors who cannot compete with our lowest costs and fares.  Ryanair will remain vigorously "load factor active/price passive".  Therefore, even with the benefit of lower oil, aircraft and financing costs we may suffer periods of fare/yield weakness especially during the H2 winter season. This is why our yield guidance remains cautious at broadly flat in H1 but down 4% to 8% in H2 for a forecast FY yield decline of 2%.  If this decline proves accurate then we believe that lower unit costs in FY16 will still provide a 10% improvement in profits, which should (subject to H2 yields over which we have no visibility) rise to a range of €940m to €970m for the full year to March 2016."

 ENDS.

For further information	Neil Sorahan	Joe Carmody
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's favourite airline, operating more than 1,600 daily flights from 73 bases, connecting 190 destinations in 30 countries and operating a fleet of more than 300 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 283 new Boeing 737 aircraft, as well as options for 100 more Boeing 737 MAX 200s, which will enable Ryanair to lower fares and grow traffic from 100m this year to 160m p.a. in 2024. Ryanair currently has a team of more than 9,500 highly skilled aviation professionals, and has an industry leading 30-year safety record.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Preliminary Balance Sheet as at March 31, 2015 (unaudited)

		At Mar 31,	At Mar 31,
		2015	2014
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	5,471.1	5,060.3
Intangible assets		46.8	46.8
Available for sale financial assets	8	371.0	260.3
Derivative financial instruments		554.5	0.4
Total non-current assets		6,443.4	5,367.8

Current assets
Inventories		2.1	2.5
Other assets Current tax		138.7 0.8	124.2 1.1
Trade receivables		60.1	58.1
Derivative financial instruments		744.4	16.7
Restricted cash		6.7	13.3
Financial assets: cash > 3months		3,604.6	1,498.3
Cash and cash equivalents		1,184.6	1,730.1
Total current assets		5,742.0	3,444.3

Total assets		12,185.4	8,812.1

Current liabilities
Trade payables		196.5	150.0
Accrued expenses and other liabilities		1,938.2	1,561.2
Current maturities of debt		399.6	467.9
Derivative financial instruments		811.7	95.4
Total current liabilities		3,346.0	2,274.5

Non-current liabilities
Provisions		180.8	133.9
Derivative financial instruments		73.4	43.2
Deferred tax		462.3	368.6
Other creditors		55.8	90.4
Non-current maturities of debt		4,032.0	2,615.7
Total non-current liabilities		4,804.3	3,251.8

Shareholders' equity
Issued share capital	13	8.7	8.8
Share premium account		718.6	704.2
Capital redemption reserve	13	1.3	1.2
Retained earnings	13	2,706.2	2,465.1
Other reserves		600.3	106.5
Shareholders' equity		4,035.1	3,285.8

Total liabilities and shareholders' equity		12,185.4	8,812.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for the year ended March 31, 2015 (unaudited)
		Year Ended	Year Ended
		Mar 31,	Mar 31,
		2015	2014
	Note	€M	€M
Operating revenues
Scheduled revenues		4,260.3	3,789.5
Ancillary revenues		1,393.7	1,247.2
Total operating revenues - continuing operations		5,654.0	5,036.7

Operating expenses
Fuel and oil		1,992.1	2,013.1
Airport and handling charges		712.8	617.2
Route charges		547.4	522.0
Staff costs		502.9	463.6
Depreciation		377.7	351.8
Marketing, distribution and other		233.9	192.8
Maintenance, materials and repairs		134.9	116.1
Aircraft rentals		109.4	101.5
Total operating expenses		4,611.1	4,378.1

Operating profit - continuing operations		1,042.9	658.6

Other income/(expense)
Finance expense		(74.2)	(83.2)
Finance income		17.9	16.5
Foreign exchange loss		(4.2)	(0.5)
Total other expense		(60.5)	(67.2)

Profit before tax		982.4	591.4

Tax expense on profit on ordinary activities	4	(115.7)	(68.6)

Profit for the year - all attributable to equity holders of parent		866.7	522.8

Earnings per ordinary share (in € cent)
Basic	10	62.59	36.96
Diluted	10	62.46	36.86
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,384.7	1,414.6
Diluted	10	1,387.6	1,418.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Comprehensive Income for the year ended March 31, 2015 (unaudited)

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2015	2014
	€M	€M

Profit for the year	866.7	522.8

Other comprehensive income:
Items that will never be reclassified to profit or loss: Net actuarial loss from retirement benefit plan	(2.4)	(1.6)
Items that may or will be reclassified to profit or loss in subsequent period:

Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	391.7	(83.7)

Available for sale financial asset:
Net increase in fair value of available for sale financial asset	110.7	39.1

Other comprehensive gain/(loss) for the year, net of income tax	500.0	(46.2)

Total comprehensive income for the year - all attributable to equity holders of parent	1,366.7	476.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Cash Flows for the year ended
 March 31, 2015 (unaudited)

		Year	Year
		Ended	Ended
		Mar 31,	Mar 31,
		2015	2014
	Note	€M	€M
Operating activities
Profit after tax		866.7	522.8

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation		377.7	351.8
Retirement costs		0.2	(1.2)
Tax expense on profit on ordinary activities		115.7	68.6
Share based payments		0.5	1.9
Decrease in inventories		0.4	0.2
(Increase) in trade receivables		(2.0)	(2.0)
(Increase) in other current assets		(12.3)	(56.6)
Increase in trade payables		46.5	11.7
Increase in accrued expenses		364.4	220.7
(Decrease) in other creditors		(34.6)	(37.4)
Increase/(decrease) in provisions		44.0	(2.7)
(Increase)/decrease in finance income		(2.2)	0.1
Increase/(decrease) in finance expense		12.8	(0.9)
Income tax paid		(88.4)	(32.4)
Net cash provided by operating activities		1,689.4	1,044.6

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(788.5)	(505.8)
Decrease in restricted cash		6.6	11.4
(Increase)/decrease in financial assets: cash > 3months		(2,106.3)	795.1
Net cash (used in)/provided by investing activities		(2,888.2)	300.7

Financing activities
Net proceeds from shares issued		14.4	16.4
Net proceeds from bonds issued	14	1,690.9	-
Dividend paid		(520.3)	-
Repayments of long term borrowings		(419.7)	(390.8)
Shares purchased under share buy-back programme	13	(112.0)	(481.7)
Net cash provided by/(used in) financing activities		653.3	(856.1)

(Decrease)/increase in cash and cash equivalents		(545.5)	489.2
Cash and cash equivalents at beginning of the year		1,730.1	1,240.9
Cash and cash equivalents at end of the year		1,184.6	1,730.1

Ryanair Holdings plc and SubsidiariesC
ondensed Consolidated Preliminary Statement of Changes in Shareholders' Equity for the year ended March 31, 2015 (unaudited)

							Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Capital Redemption			Other
	Shares	Capital	Account	Earnings	Reserve	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	-	0.5	155.7	3,272.6
Profit for the year	-	-	-	522.8	-	-	-	-	522.8
Other comprehensive income
Net actuarial losses from retirement benefits plans	-	-	-	(1.6)	-	-	-	-	(1.6)
Net movements in cash flow reserve	-	-	-	-	-	-	(83.7)	-	(83.7)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	39.1	39.1
Total other comprehensive income	-	-	-	(1.6)	-	-	(83.7)	39.1	(46.2)
Total comprehensive income	-	-	-	521.2	-	-	(83.7)	39.1	476.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	5.7	-	16.4	-	-	-	-	-	16.4
Share-based payments	-	-	-	-	-	-	-	1.9	1.9
Repurchase of ordinary equity shares	-	-	-	(481.7)	-	-	-	-	(481.7)
Cancellation of repurchased ordinary shares	(69.5)	(0.4)	-	-	0.4	-	-	-	-
Transfer of exercised and expired share based awards	-	-	-	7.0	-	-	-	(7.0)	-
Balance at March 31, 2014	1,383.3	8.8	704.2	2,465.1	1.2		(83.2)	189.7	3,285.8
Profit for the year	-	-	-	866.7	-	-	-	-	866.7
Other comprehensive income
Net actuarial losses from retirement benefit plans	-	-	-	(2.4)	-	-	-	-	(2.4)
Net movements in cash flow reserve	-	-	-	-	-	-	391.7	-	391.7
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	110.7	110.7
Total other comprehensive income	-	-	-	(2.4)	-	-	391.7	110.7	500.0
Total comprehensive income	-	-	-	864.3	-	-	391.7	110.7	1,366.7
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	5.0	-	14.4	-	-	-	-	-	14.4
Share-based payments	-	-	-	-	-	-	-	0.5	0.5
Dividend paid	-	-	-	(520.3)	-	-	-	-	(520.3)
Repurchase of ordinary equity shares	-	-	-	(108.8)	-	(3.2)	-	-	(112.0)
Cancellation of repurchased ordinary shares	(10.6)	(0.1)	-	-	0.1	-	-	-	-
Transfer of exercised and expired share based awards	-	-	-	5.9	-	-	-	(5.9)	-
Balance at March 31, 2015	1,377.7	8.7	718.6	2,706.2	1.3	(3.2)	308.5	295.0	4,035.1

       Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Detailed Discussion and Analysis for the year ended March 31, 2015

Profit after tax increased by 66% to €866.7m primarily due to a 1% increase in average fares, an 11% increase in traffic,  a stronger load factor (up 5 points to 88%), and 11% fuel savings per passenger.  Total operating revenues increased by 12% to €5,654.0m, primarily due to a 12% increase in scheduled revenues to €4,260.3m, driven by the 1% increase in average fare, aided by the timing of Easter in the first quarter and its absence in the prior year comparative, along with a 5 percentage point increase in load factor.  Ancillary revenues rose by 12%, ahead of the 11% growth in passenger numbers, to €1,393.7m.  Fuel, which represents 43% of total operating costs in the current period and 46% in the comparative period, decreased by 1% to €1,992.1m due to a lower euro price per gallon paid.  Unit costs excluding fuel remained flat, however, including fuel unit costs fell by 5%.  Operating margin, as a result of the above, increased by 5 points to 18% whilst operating profit increased by 58% to €1,042.9m.

Total operating revenues increased by 12% to €5,654.0m primarily due to (i) a 1% increase in average fare, (ii) an 11% increase in traffic to 90.6m and a strong load factor (88%), (iii) the timing of Easter in the first quarter and its absence in the prior year comparative and (iv) the strength of sterling to the euro. Ancillary revenues increased by 12%, ahead of the 11% increase in passenger numbers.

Total revenue per passenger rose by 1%, primarily due to the strong growth in scheduled revenues.

Scheduled passenger revenues increased by 12% to €4,260.3m due to a 1% rise in average fares, partially due to the timing of Easter and its absence in the prior year comparative, along with an 11% increase in passenger numbers, strong load factors and the strength of sterling against the euro. Load factor rose by 5 points to 88%.

Ancillary revenues increased by 12% to €1,393.7m, ahead of the 11% increase in passenger numbers.

Total operating expenses increased by 5% to €4,611.1m due to the increased costs associated with the growth of the airline offset by a 1% reduction in fuel costs.

Fuel & oil costs decreased by 1% to €1,992.1m due to a lower euro fuel price per gallon in the period.

Airport & handling charges increased by 15%, as expected, to €712.8m, due to the mix of new routes and bases launched at primary airports, an 11% increase in passenger numbers and the strengthening of sterling against the euro.

Route charges increased by 5% to €547.4m due to the increase in sectors flown and price increases in Germany, France and the U.K.

Staff costs increased by 8% to €502.9m due to the increased level of activity, the impact of a 2% pay increase granted in April 2014, and the strength of sterling to the euro.

Depreciation increased by 7% to €377.7m due to 11 aircraft deliveries, the purchase of 5 spare engines in the year, and the higher level of maintenance activity.

Marketing, distribution & other costs, which include ancillary costs, increased by 21% to €233.9m, mainly due to higher marketing spend to support Ryanair's "Always Getting Better" customer programme and the launch of new routes and bases.

Maintenance costs increased by 16% to €134.9m,  partly due to the inclusion in the prior year comparative of a one off credit of €3.7m arising from the renegotiation of certain maintenance contracts. The remainder of the increase is due to line maintenance costs resulting from the launch of new bases, unscheduled maintenance costs and the strength of sterling to the euro.

Aircraft rental costs increased by 8% to €109.4m, reflecting short term leases over the summer, offset by a lower average number of leased aircraft in the period (March 31, 2015: 51) compared to the prior year (March 31, 2014: 55).

Operating margin increased by 5 points to 18% due to the reasons outlined above and operating profits have increased by 58% to €1,042.9m.

Finance expense decreased by 11% to €74.2m primarily due to lower interest rates.

Finance income increased by 9% to €17.9m primarily due to higher cash balances.

Balance sheet

Gross cash increased by €1,554.2m since March 31, 2014 to €4,795.9m and Gross debt rose by €1,348.0m to €4,431.6m.  The Group generated €1,689.4m cash from operating activities and approximately €1,690.9m from its Eurobond issuances in June 2014 and March 2015 (see note 14). This funded net capital expenditure of €788.5m, a €520m dividend, debt repayments of €419.7m and €112.0m share buy-backs. As a result the Group's Net cash position was €364.3m at the year end (March 31, 2014: €158.1m).

Shareholders' equity increased by €749.3m to €4,035.1m in the year due to the net profit after tax of €866.7m and the impact of IFRS accounting treatment for derivatives and changes in unrealised gains on available for sale financial assets offset by share buybacks.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1.                   Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements of the Company for the year ended March 31, 2015 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated preliminary financial statements ("the preliminary financial statements"), which should be read in conjunction with our 2014 Annual Report for the year, ended March 31, 2014, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2014, are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2014 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  The consolidated financial statements of the Group for the year ended March 31, 2014, together with the independent auditor's report thereon, have been filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website.  The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated preliminary financial statements for the year ended March 31, 2015 on May 22, 2015.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board.

The following new and amended standards, that have been issued by the International Accounting Standards Board (IASB), and are effective under those standards for the first time for the financial year beginning on or after January 1, 2014, and have also been endorsed by the EU, have been applied by the Group for the first time in these condensed consolidated financial statements;

• IAS 32 (amendment) "Offsetting Financial Assets and Financial Liabilities" (effective for fiscal periods beginning on or after January 1, 2014).

• IAS 39 (amendment) "Novation of Derivatives and Continuation of Hedge Accounting" (effective for fiscal periods beginning on or after January 1, 2014).

• IFRIC 21 "Levies" (effective for fiscal periods beginning on or after January 1, 2014).

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the year ended March 31, 2015.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. Those that are not as yet EU endorsed are flagged below. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• Defined Benefit Plans: Employee Contributions (Amendments to IAS 19) (effective for fiscal periods beginning on or after July 1, 2014).**

• IFRS 9, "Financial Instruments" (2014) (effective for fiscal periods beginning on or after January 1, 2018).*

• "Annual Improvements to IFRSs". 2010-2012 Cycle (effective for fiscal periods beginning on or after July 1, 2014).**

• "Annual Improvements to IFRSs". 2011-2013 Cycle (effective for fiscal periods beginning on or after July 1, 2014).**

• "Annual Improvements to IFRSs". 2012-2014 Cycle (effective for fiscal periods beginning on or after January 1, 2016).*

• Amendments to IFRS 10 and IAS 28 - Sales or contributions of assets between an investor and its associate/joint venture (effective for fiscal periods beginning on or after January 1, 2016).*

• Amendments to IFRS 11: "Accounting for Acquisitions of Interests in Joint Operations" (effective for fiscal periods beginning on or after January 1, 2016).*

• IFRS 14, "Regulatory Deferral Accounts" (effective for fiscal periods beginning on or after January 1, 2016).*

• Amendments to IAS 16 and IAS 38: "Clarification of Acceptable Methods of Depreciation and Amortisation" (effective for fiscal periods beginning on or after January 1, 2016).*

• IFRS 15, "Revenue from Contracts with Customers" (effective for fiscal periods beginning on or after January 1, 2018).*

• Amendments to IAS 27: "Equity Method in Separate Financial Statements" (effective for fiscal periods beginning on or after January 1, 2016).*

• Amendments to IAS 1: "Disclosure Initiative" (effective for fiscal periods beginning on or after January 1, 2016).*

* These standards or amendments to standards are not as yet EU endorsed.
** These standards or amendments to standards have been EU endorsed and have an effective date for periods beginning after February 1, 2015 or can be early adopted.

2.       Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.  Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the year ended March 31, 2015 was 11.8% (March 31, 2014: 11.6%).  The tax charge for the year ended March 31, 2015 of €115.7m (March 31, 2014: €68.6m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement.

5.   Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.

The Company granted options over 18.5 million shares in the period, under the terms of the 2013 Share Option Scheme approved by the Shareholders at the AGM on September 20, 2013 ("Option Plan 2013"). The fair value of these options is being recognised within the income statement in accordance with employee services rendered.

6.  Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.  Capital commitments

At March 31, 2015 Ryanair had an operating fleet of 308 (2014: 297) Boeing 737-800NG aircraft.  The Group has agreed to purchase 183 new Boeing 737 800NG aircraft during the periods Fiscal 2015 to Fiscal 2019 of which 11 aircraft were delivered in the year ended March 31, 2015.

In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737 Max 200 aircraft from The Boeing Corporation during the period Fiscal 2019 to Fiscal 2024. This agreement was approved at an EGM of Ryanair Holdings plc on November 28, 2014.

8.       Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €260.3m at March 31, 2014 to €371.0m at March 31, 2015 is comprised of a unrealised gain of €110.7m, recognised through other comprehensive income, reflecting the increase in the Aer Lingus share price from approximately €1.64 per share at March 31, 2014 to approximately €2.33 per share at March 31, 2015.

9.       Analysis of operating segment

The Group is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties. The Group operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated profit/(loss) after tax of the Group for the period.

All segment revenue is derived wholly from external customers and as the Group has a single reportable segment, intersegment revenue is zero.

The Group's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Group's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Group is managed as a single business unit, all other assets and liabilities have been allocated to the Group's single reportable segment.

Reportable segment information is presented as follows:

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2015	2014
	€M	€'M
External revenues	5,654.0	5,036.7

Reportable segment profit after income tax	866.7	522.8

	At Mar 31, 2015 €M	At Mar 31, 2014 €M
Reportable segment assets (excludes the available for sale financial asset)	11,814.4	8,551.8

10.     Earnings per share

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2015	2014

Basic earnings per ordinary share euro cent	62.59	36.96
Diluted earnings per ordinary share euro cent	62.46	36.86
Weighted average number of ordinary shares (in M's) - basic	1,384.7	1,414.6
Weighted average number of ordinary shares (in M's) - diluted	1,387.6	1,418.2

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 2.9m (2014: 3.6m).

11.      Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the year to March, 2015 amounted to €788.5m and primarily relates to aircraft pre delivery payments, 11 aircraft deliveries and delivery of 5 new spare engines.

12.     Financial instruments and financial risk management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2014 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
•   Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
•   Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
•   Level 3: unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

•   Available for sale: The fair value of available for sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)
•   Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
•   Derivatives - currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2015 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the year to March 31, 2015, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments disclosed at fair value

•   Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at March 31, 2015 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the period to March 31, 2015 that affect the fair value of our financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Mar 31, 2015 Carrying amount	At Mar 31, 2015 Fair value	At Mar 31, 2014 Carrying amount	At Mar 31, 2014 Fair Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	535.5	535.5	-	-
- Jet fuel derivative contracts	12.4	12.4	0.4	0.4
- Interest rate swaps	6.6	6.6	-	-
	554.5	554.5	0.4	0.4
- Available-for-sale financial assets	371.0	371.0	260.3	260.3
	925.5	925.5	260.7	260.7
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	726.7	726.7	-	-
- Jet fuel derivative contracts	3.0	3.0	16.7	16.7
- Interest rate swaps	14.7	14.7	-	-
	744.4	744.4	16.7	16.7
Trade receivables*	60.1		58.1
Cash and cash equivalents*	1,184.6		1,730.1
Financial asset: cash > 3 months*	3,604.6		1,498.3
Restricted cash*	6.7		13.3
Other assets*	4.8		2.6
	5,605.2	744.4	3,319.1	16.7
Total financial assets	6,530.7	1,669.9	3,579.8	277.4

	At Mar 31, 2015 Carrying amount	At Mar 31, 2015 Fair value	At Mar 31, 2014 Carrying amount	At Mar 31, 2014 Fair Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	-	-	1.8	1.8
- Interest rate swaps	9.8	9.8	41.4	41.4
- Jet fuel derivative contracts	63.6	63.6	-	-
	73.4	73.4	43.2	43.2
Long-term debt	2,341.1	2,391.6	2,615.7	2,660.9
Bonds	1,690.9	1,738.4	-	-
	4,105.4	4,203.4	2,658.9	2,704.1
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	24.5	24.5	64.4	64.4
- Interest rate swaps	22.1	22.1	31.0	31.0
- Jet fuel derivative contracts	765.1	765.1	-	-
	811.7	811.7	95.4	95.4
Long-term debt	399.6	399.6	467.9	467.9
Trade payables*	196.5		150.0
Accrued expenses*	430.8		401.7
	1,838.6	1,211.3	1,115.0	563.3
Total financial liabilities	5,944.0	5,414.7	3,773.9	3,267.4

*The fair value of these financial instruments approximate their carrying values due to the short term nature of the instruments.

13. Share buy-back

In the year ended March 31, 2015, the Company bought back 10.9m ordinary shares at a total cost of €112.0m under its €400.0m share buy-back programme which commenced in February 2015.  This was equivalent to approximately 0.8% of the Company's issued share capital. 10.6m of these ordinary shares repurchased were cancelled at March 31, 2015. The remaining 0.3m ordinary shares were cancelled on April 1, 2015.  Accordingly, share capital decreased by 10.6m ordinary shares with a nominal value of €0.1m and the capital redemption reserve increased by a corresponding €0.1m.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

In the year ended March 31, 2014, the Company bought back 69.5m ordinary shares at a total cost of €481.7m.  This was equivalent to approximately 4.8% of the Company's issued share capital.  All ordinary shares repurchased were cancelled.  Accordingly, share capital decreased by 69.5m ordinary shares with a nominal value of €0.4m and the capital redemption reserve increased by a corresponding €0.4m.

14.     Eurobond

In June 2014, Ryanair issued a 7 year unsecured eurobond, under its EMTN (Euro Medium Term Note) programme, with a fixed coupon of 1.875% per annum and a notional principal of €850.0m. The issue price on the bond was 99.52%.

In March 2015, Ryanair issued an 8 year unsecured eurobond, under its EMTN programme, with a fixed coupon of 1.125% per annum and a notional principal of €850.0m. The issue price on the bond was 99.41%.

15.     Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the year ended March 31, 2015 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2014 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

In October 2014, Michael O'Leary (Chief Executive Officer) signed a new 5 year contract which commits him to the Company until September 2019. This new contract replaces a rolling 12 month arrangement under which Mr. O'Leary has worked as Chief Executive of the airline since Ryanair Holdings Plc first floated in 1997.

16.     Post balance sheet events

As at May 21, 2015 the Company has bought back 21.8m shares at a total cost of €233.7m under its €400.0m share buy-back programme. These shares represent approximately 1.6% of the Company's issued share capital. All ordinary shares repurchased were cancelled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 May 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary